

April 26, 2019

Kevin Lawrence
Executive Vice President and Chief Financial Officer
BANCFIRST CORP /OK/
101 North Broadway
Oklahoma City, OK 73102

> **Re: BANCFIRST CORP /OK/**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **10-K filed February 26, 2019**
> **File No. 000-14384**

Dear Mr. Lawrence:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements, page 51

1. Please revise future filings to include the disclosure requirements in ASC 606-10-50 in the Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at 202-551-3321 or Gus Rodriguez at 202-551-3752 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services